Exhibit 11

Statement  of Computation of Per Share Earnings

In the three and six months ended June 30, 2019, FutureFuel computed earnings per share using the treasury method as all shares with participating security holders had vested.  During 2018, FutureFuel had unvested participating shares and computed earnings per share using the two-class method in accordance with Accounting Standards Codification Topic No. 260, Earnings Per Share. The two-class method is an allocation of earnings between the holders of common stock and a company's participating security holders. Our outstanding unvested shares of restricted stock contain non-forfeitable rights to dividends and, therefore, are considered participating securities for purposes of computing earnings per share pursuant to the two-class method. We had no other participating securities at June 30, 2019 or 2018.

Contingently issuable shares associated with outstanding service-based restricted stock units were not included in the earnings per share calculations for the three-month and six-month period ended June 30, 2018 as the vesting conditions had not been satisfied.  There were no outstanding service-based restricted stock units for the three and six months ended June 30, 2019.

The composition of basic and diluted earnings per share were as follows:

(Dollars in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Numerator:
Net income	$3,687	$6,051	$9,186	$41,877
Less: distributed earnings allocated to non-vested stock	-	-	-	-
Less: undistributed earnings allocated to non-vested restricted stock	-	(3)	-	(24)
Numerator for basic earnings per share	$3,687	$6,048	$9,186	$41,853
Effect of dilutive securities:
Add: undistributed earnings allocated to non-vested restricted stock	-	3	-	24
Less: undistributed earnings reallocated to non-vested restricted stock	-	(3)	-	(24)
Numerator for diluted earnings per share	$3,687	$6,048	$9,186	$41,853
Denominator:
Weighted average shares outstanding – basic	43,743,243	43,716,726	43,743,243	43,716,698
Effect of dilutive securities:
Stock options and other awards	-	4,216	2,866	4,870
Weighted average shares outstanding – diluted	43,743,243	43,720,942	43,746,109	43,721,568

Basic earnings per share	$0.08	$0.14	$0.21	$0.96
Diluted earnings per share	$0.08	$0.14	$0.21	$0.96